UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin
Name:	Pierre Dulin
Title:	General Manager

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2016 - JUNE 2017 (In Thousand Balboas) *	AUGUST 24, 2017

	Absolute		2016	2017
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-248,216.06	-23.34	1,063,258.62	961,971.68	892,438.25	1,268,171.56	1,124,186.59	723,518.76	815,042.57	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	9,266.75	2,177.05	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	0.00	0.00	0.00	0.00	0.00	0.00
Demand	9,266.75	2,177.05	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-257,481.27	-24.23	1,062,828.00	961,284.62	891,765.03	1,266,366.55	1,123,311.21	722,966.17	805,346.73	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-192,481.27	-20.52	937,828.00	641,284.62	811,765.03	1,161,366.55	1,123,311.21	722,966.17	745,346.73	0.00	0.00	0.00	0.00	0.00	0.00
Time	-65,000.00	-52.00	125,000.00	320,000.00	80,000.00	105,000.00	0.00	0.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-1.54	-30.94	4.97	7.23	6.26	5.97	7.32	8.76	3.43	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-516,972.49	-8.65	5,974,620.51	5,734,332.27	5,648,818.70	5,688,594.59	5,139,731.86	5,422,597.04	5,457,648.02	0.00	0.00	0.00	0.00	0.00	0.00
Local	-38,668.92	-8.25	468,511.84	460,492.09	461,182.19	469,638.27	400,751.24	392,596.71	429,842.92	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-411,747.91	-7.42	5,552,219.61	5,319,951.12	5,233,747.44	5,269,675.30	4,789,699.59	5,139,253.55	5,140,471.70	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	66,555.66	144.34	46,110.93	46,110.93	46,110.93	50,718.97	50,718.97	109,253.22	112,666.59	0.00	0.00	0.00	0.00	0.00	0.00
Local	-1,610.50	-18.51	8,700.00	8,700.00	8,700.00	8,700.00	8,700.00	10,565.18	7,089.50	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	68,166.16	182.21	37,410.93	37,410.93	37,410.93	42,018.97	42,018.97	98,688.04	105,577.09	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	-28,652.71	-24.29	117,953.13	111,634.72	100,817.77	100,479.30	89,754.96	89,736.08	89,300.42	0.00	0.00	0.00	0.00	0.00	0.00
Local	-3,106.23	-26.62	11,670.64	11,653.67	11,634.61	11,617.27	8,599.40	8,582.17	8,564.41	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-26,001.37	-24.33	106,885.02	100,421.42	89,338.38	89,017.64	81,302.21	81,300.94	80,883.64	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	-454.89	-75.50	602.53	440.37	155.22	155.61	146.65	147.03	147.64	0.00	0.00	0.00	0.00	0.00	0.00
Local	-9.85	-26.36	37.35	36.76	36.81	36.88	27.38	27.44	27.50	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-445.04	-78.74	565.18	403.61	118.41	118.73	119.28	119.59	120.14	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-21,266.16	-23.58	90,185.95	75,645.19	81,406.05	73,587.16	76,974.79	92,443.60	68,919.80	0.00	0.00	0.00	0.00	0.00	0.00
Local	8,976.40	41.64	21,555.49	27,808.81	34,452.69	29,355.35	33,622.59	29,132.88	30,531.89	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-30,242.55	-44.07	68,630.46	47,836.38	46,953.37	44,231.81	43,352.20	63,310.72	38,387.91	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	-815,107.41	-11.25	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	550,702.33	19.65	2,802,851.97	2,851,077.54	2,805,203.17	3,181,255.89	3,034,970.20	3,128,852.35	3,353,554.31	0.00	0.00	0.00	0.00	0.00	0.00
Local	68,248.60	16.16	422,241.00	483,573.74	450,915.24	489,582.14	522,180.14	499,915.31	490,489.60	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	44,687.01	27.85	160,464.32	160,941.58	146,743.12	170,853.11	190,377.09	190,055.73	205,151.33	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-351.29	-75.66	464.32	941.58	1,743.12	853.11	377.09	55.73	113.03	0.00	0.00	0.00	0.00	0.00	0.00
Time	45,038.29	28.15	160,000.00	160,000.00	145,000.00	170,000.00	190,000.00	190,000.00	205,038.29	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	23,561.59	9.00	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	23,561.59	9.00	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	482,453.74	20.27	2,380,610.98	2,367,503.81	2,354,287.93	2,691,673.75	2,512,790.06	2,628,937.04	2,863,064.71	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	201,163.62	2,772.66	7,255.25	103,480.43	141,269.52	207,244.12	237,120.23	255,244.82	208,418.86	0.00	0.00	0.00	0.00	0.00	0.00
Demand	1,136.35	16.74	6,786.92	3,012.10	8,708.65	6,515.46	14,339.30	17,964.09	7,923.27	0.00	0.00	0.00	0.00	0.00	0.00
Time	200,027.27	42,711.32	468.32	100,468.32	132,560.87	200,728.66	222,780.92	237,280.73	200,495.59	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	281,290.12	11.85	2,373,355.73	2,264,023.38	2,213,018.41	2,484,429.63	2,275,669.84	2,373,692.22	2,654,645.85	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-822.69	-0.69	119,762.70	119,832.86	58,184.32	238,006.58	159,096.26	144,206.50	118,940.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	282,112.81	12.52	2,253,593.03	2,144,190.52	2,154,834.10	2,246,423.04	2,116,573.58	2,229,485.71	2,535,705.84	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-1,274,050.25	-39.24	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-1,274,050.25	-39.24	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-43,317.50	-37.55	115,364.24	107,795.10	100,564.91	96,259.89	119,175.69	93,154.78	72,046.75	0.00	0.00	0.00	0.00	0.00	0.00
Local	-1,206.67	-8.67	13,920.99	12,601.78	13,690.65	13,481.66	33,919.86	10,142.81	12,714.32	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-42,110.83	-41.51	101,443.26	95,193.33	86,874.27	82,778.23	85,255.83	83,011.97	59,332.43	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	-48,442.00	-4.48	1,080,988.61	1,075,173.58	1,084,176.24	1,088,519.90	1,082,685.09	1,026,524.99	1,032,546.61	0.00	0.00	0.00	0.00	0.00	0.00
Capital	2,678.21	0.81	331,328.76	331,512.87	331,707.53	332,022.36	333,871.10	333,807.02	334,006.97	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-12,151.83	-9.86	123,302.02	110,187.46	109,207.69	110,654.10	110,005.02	110,039.49	111,150.19	0.00	0.00	0.00	0.00	0.00	0.00
Dynamic Provision	0.00	0.00	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-12,151.83	-76.38	15,910.14	2,795.57	1,815.80	3,262.22	2,613.13	2,647.61	3,758.31	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	5,295.09	1.19	444,046.12	529,249.54	529,249.54	526,534.63	511,432.26	447,998.57	449,341.21	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-44,273.12	-50.55	87,580.59	9,467.43	18,970.28	24,445.43	32,479.94	39,662.53	43,307.47	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	9.65	-2.01	-479.03	-453.87	-168.96	-346.77	-313.38	-192.76	-469.39	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-815,107.41	-11.25	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama (website:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2016 - JUNE 2017 (In Thousand Balboas) *	AUGUST 24, 2017

	2016	2017												Year
	December	January	February	March	April	May	June	July	August	September	October	November	December	to date
Interest Income	244,331.49	20,001.97	18,541.73	20,587.57	18,684.18	18,719.02	18,695.18	0.00	0.00	0.00	0.00	0.00	0.00	115,229.65
Loans	234,825.15	19,069.92	17,708.98	19,647.95	17,634.93	17,653.45	17,421.69	0.00	0.00	0.00	0.00	0.00	0.00	109,136.90
Deposits	4,471.86	639.26	634.77	727.05	855.62	874.97	1,091.04	0.00	0.00	0.00	0.00	0.00	0.00	4,822.72
Investments	5,034.48	292.80	197.98	212.57	193.63	190.60	182.45	0.00	0.00	0.00	0.00	0.00	0.00	1,270.03
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	91,136.58	8,528.98	7,616.80	8,566.77	7,865.79	8,021.54	10,877.56	0.00	0.00	0.00	0.00	0.00	0.00	51,477.43
Interest	90,688.83	8,526.99	7,615.18	8,556.80	7,865.70	8,020.32	10,867.82	0.00	0.00	0.00	0.00	0.00	0.00	51,452.81
Commissions	447.75	1.99	1.62	9.96	0.09	1.22	9.74	0.00	0.00	0.00	0.00	0.00	0.00	24.62
Net Interest Income	153,194.92	11,473.00	10,924.93	12,020.81	10,818.39	10,697.47	7,817.62	0.00	0.00	0.00	0.00	0.00	0.00	63,752.22
Other Income	245,196.77	19,536.35	18,965.69	18,059.88	11,399.86	15,683.57	17,748.46	0.00	0.00	0.00	0.00	0.00	0.00	101,393.81
Commissions	14,148.82	1,043.93	982.70	1,091.28	928.91	2,701.86	1,305.75	0.00	0.00	0.00	0.00	0.00	0.00	8,054.42
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	231,047.96	18,492.41	17,983.00	16,968.60	10,470.95	12,981.72	16,442.71	0.00	0.00	0.00	0.00	0.00	0.00	93,339.39
Operating Income	398,391.69	31,009.34	29,890.62	30,080.69	22,218.24	26,381.05	25,566.08	0.00	0.00	0.00	0.00	0.00	0.00	165,146.02
Operating Expenses	277,266.80	21,384.70	20,243.36	20,788.13	14,048.02	17,168.19	19,756.20	0.00	0.00	0.00	0.00	0.00	0.00	113,388.59
Administrative expenses	27,372.29	1,923.08	2,062.54	2,804.91	2,723.45	2,851.75	2,429.67	0.00	0.00	0.00	0.00	0.00	0.00	14,795.40
General expenses	8,032.14	573.49	692.91	528.17	540.31	641.54	470.98	0.00	0.00	0.00	0.00	0.00	0.00	3,447.39
Depreciation	2,017.54	205.03	185.55	185.62	185.80	185.09	183.64	0.00	0.00	0.00	0.00	0.00	0.00	1,130.73
Other expenses	239,844.83	18,683.11	17,302.36	17,269.43	10,598.45	13,489.81	16,671.91	0.00	0.00	0.00	0.00	0.00	0.00	94,015.07
Net Income before provision for loan losses	121,124.89	9,624.64	9,647.27	9,292.56	8,170.23	9,212.86	5,809.88	0.00	0.00	0.00	0.00	0.00	0.00	51,757.43
Provision for loan losses	33,544.30	157.21	144.41	3,817.41	135.71	2,030.28	2,164.93	0.00	0.00	0.00	0.00	0.00	0.00	8,449.96
Net Income	87,580.59	9,467.43	9,502.85	5,475.15	8,034.51	7,182.58	3,644.94	0.00	0.00	0.00	0.00	0.00	0.00	43,307.47

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V.., Y BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2016 A JUNIO 2017 (En Miles de Balboas) *	24 DE AGOSTO DEL 2017

	Variación		2016	2017
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-248,216.06	-23.34	1,063,258.62	961,971.68	892,438.25	1,268,171.56	1,124,186.59	723,518.76	815,042.57	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	9,266.75	2177.05	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	9,266.75	2177.05	425.66	679.82	666.95	1,799.04	868.06	543.82	9,692.41	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-257,481.27	-24.23	1,062,828.00	961,284.62	891,765.03	1,266,366.55	1,123,311.21	722,966.17	805,346.73	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-192,481.27	-20.52	937,828.00	641,284.62	811,765.03	1,161,366.55	1,123,311.21	722,966.17	745,346.73	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-65,000.00	-52.00	125,000.00	320,000.00	80,000.00	105,000.00	0.00	0.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-1.54	-30.94	4.97	7.23	6.26	5.97	7.32	8.76	3.43	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-516,972.49	-8.65	5,974,620.51	5,734,332.27	5,648,818.70	5,688,594.59	5,139,731.86	5,422,597.04	5,457,648.02	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-38,668.92	-8.25	468,511.84	460,492.09	461,182.19	469,638.27	400,751.24	392,596.71	429,842.92	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-411,747.91	-7.42	5,552,219.61	5,319,951.12	5,233,747.44	5,269,675.30	4,789,699.59	5,139,253.55	5,140,471.70	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	66,555.66	144.34	46,110.93	46,110.93	46,110.93	50,718.97	50,718.97	109,253.22	112,666.59	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-1,610.50	-18.51	8,700.00	8,700.00	8,700.00	8,700.00	8,700.00	10,565.18	7,089.50	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	68,166.16	182.21	37,410.93	37,410.93	37,410.93	42,018.97	42,018.97	98,688.04	105,577.09	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	-28,652.71	-24.29	117,953.13	111,634.72	100,817.77	100,479.30	89,754.96	89,736.08	89,300.42	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-3,106.23	-26.62	11,670.64	11,653.67	11,634.61	11,617.27	8,599.40	8,582.17	8,564.41	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-26,001.37	-24.33	106,885.02	100,421.42	89,338.38	89,017.64	81,302.21	81,300.94	80,883.64	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-454.89	-75.50	602.53	440.37	155.22	155.61	146.65	147.03	147.64	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-9.85	-26.36	37.35	36.76	36.81	36.88	27.38	27.44	27.50	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-445.04	-78.74	565.18	403.61	118.41	118.73	119.28	119.59	120.14	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-21,266.16	-23.58	90,185.95	75,645.19	81,406.05	73,587.16	76,974.79	92,443.60	68,919.80	0.00	0.00	0.00	0.00	0.00	0.00
Locales	8,976.40	41.64	21,555.49	27,808.81	34,452.69	29,355.35	33,622.59	29,132.88	30,531.89	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-30,242.55	-44.07	68,630.46	47,836.38	46,953.37	44,231.81	43,352.20	63,310.72	38,387.91	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-815,107.41	-11.25	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	550,702.33	19.65	2,802,851.97	2,851,077.54	2,805,203.17	3,181,255.89	3,034,970.20	3,128,852.35	3,353,554.31	0.00	0.00	0.00	0.00	0.00	0.00
Locales	68,248.60	16.16	422,241.00	483,573.74	450,915.24	489,582.14	522,180.14	499,915.31	490,489.60	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	44,687.01	27.85	160,464.32	160,941.58	146,743.12	170,853.11	190,377.09	190,055.73	205,151.33	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-351.29	-75.66	464.32	941.58	1,743.12	853.11	377.09	55.73	113.03	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	45,038.29	28.15	160,000.00	160,000.00	145,000.00	170,000.00	190,000.00	190,000.00	205,038.29	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	23,561.59	9.00	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	23,561.59	9.00	261,776.68	322,632.15	304,172.12	318,729.03	331,803.05	309,859.58	285,338.27	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	482,453.74	20.27	2,380,610.98	2,367,503.81	2,354,287.93	2,691,673.75	2,512,790.06	2,628,937.04	2,863,064.71	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	201,163.62	2772.66	7,255.25	103,480.43	141,269.52	207,244.12	237,120.23	255,244.82	208,418.86	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	1,136.35	16.74	6,786.92	3,012.10	8,708.65	6,515.46	14,339.30	17,964.09	7,923.27	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	200,027.27	42711.32	468.32	100,468.32	132,560.87	200,728.66	222,780.92	237,280.73	200,495.59	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	281,290.12	11.85	2,373,355.73	2,264,023.38	2,213,018.41	2,484,429.63	2,275,669.84	2,373,692.22	2,654,645.85	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-822.69	-0.69	119,762.70	119,832.86	58,184.32	238,006.58	159,096.26	144,206.50	118,940.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	282,112.81	12.52	2,253,593.03	2,144,190.52	2,154,834.10	2,246,423.04	2,116,573.58	2,229,485.71	2,535,705.84	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-1,274,050.25	-39.24	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,274,050.25	-39.24	3,246,813.39	2,849,537.62	2,733,536.45	2,764,796.93	2,193,817.20	2,079,763.36	1,972,763.14	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-43,317.50	-37.55	115,364.24	107,795.10	100,564.91	96,259.89	119,175.69	93,154.78	72,046.75	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-1,206.67	-8.67	13,920.99	12,601.78	13,690.65	13,481.66	33,919.86	10,142.81	12,714.32	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-42,110.83	-41.51	101,443.26	95,193.33	86,874.27	82,778.23	85,255.83	83,011.97	59,332.43	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	-48,442.00	-4.48	1,080,988.61	1,075,173.58	1,084,176.24	1,088,519.90	1,082,685.09	1,026,524.99	1,032,546.61	0.00	0.00	0.00	0.00	0.00	0.00
Capital	2,678.21	0.81	331,328.76	331,512.87	331,707.53	332,022.36	333,871.10	333,807.02	334,006.97	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-12,151.83	-9.86	123,302.02	110,187.46	109,207.69	110,654.10	110,005.02	110,039.49	111,150.19	0.00	0.00	0.00	0.00	0.00	0.00
Provisiones Dinámicas	0.00	0.00	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	107,391.89	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-12,151.83	-76.38	15,910.14	2,795.57	1,815.80	3,262.22	2,613.13	2,647.61	3,758.31	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	5,295.09	1.19	444,046.12	529,249.54	529,249.54	526,534.63	511,432.26	447,998.57	449,341.21	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-44,273.12	-50.55	87,580.59	9,467.43	18,970.28	24,445.43	32,479.94	39,662.53	43,307.47	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	9.65	-2.01	-479.03	-453.87	-168.96	-346.77	-313.38	-192.76	-469.39	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-815,107.41	-11.25	7,246,018.21	6,883,583.86	6,723,480.78	7,130,832.62	6,430,648.20	6,328,295.49	6,430,910.80	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2016 A JUNIO 2017 (En Miles de Balboas) *	24 DE AGOSTO DEL 2017

	2016	2017
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	244,331.49	20,001.97	18,541.73	20,587.57	18,684.18	18,719.02	18,695.18	0.00	0.00	0.00	0.00	0.00	0.00	115,229.65
Préstamos	234,825.15	19,069.92	17,708.98	19,647.95	17,634.93	17,653.45	17,421.69	0.00	0.00	0.00	0.00	0.00	0.00	109,136.90
Depósitos	4,471.86	639.26	634.77	727.05	855.62	874.97	1,091.04	0.00	0.00	0.00	0.00	0.00	0.00	4,822.72
Inversiones	5,034.48	292.80	197.98	212.57	193.63	190.60	182.45	0.00	0.00	0.00	0.00	0.00	0.00	1,270.03
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	91,136.58	8,528.98	7,616.80	8,566.77	7,865.79	8,021.54	10,877.56	0.00	0.00	0.00	0.00	0.00	0.00	51,477.43
Intereses Pagados	90,688.83	8,526.99	7,615.18	8,556.80	7,865.70	8,020.32	10,867.82	0.00	0.00	0.00	0.00	0.00	0.00	51,452.81
Comisiones	447.75	1.99	1.62	9.96	0.09	1.22	9.74	0.00	0.00	0.00	0.00	0.00	0.00	24.62
Ingreso Neto de Intereses	153,194.92	11,473.00	10,924.93	12,020.81	10,818.39	10,697.47	7,817.62	0.00	0.00	0.00	0.00	0.00	0.00	63,752.22
Otros Ingresos	245,196.77	19,536.35	18,965.69	18,059.88	11,399.86	15,683.57	17,748.46	0.00	0.00	0.00	0.00	0.00	0.00	101,393.81
Comisiones	14,148.82	1,043.93	982.70	1,091.28	928.91	2,701.86	1,305.75	0.00	0.00	0.00	0.00	0.00	0.00	8,054.42
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	231,047.96	18,492.41	17,983.00	16,968.60	10,470.95	12,981.72	16,442.71	0.00	0.00	0.00	0.00	0.00	0.00	93,339.39
Ingresos de Operaciones	398,391.69	31,009.34	29,890.62	30,080.69	22,218.24	26,381.05	25,566.08	0.00	0.00	0.00	0.00	0.00	0.00	165,146.02
Egresos Generales	277,266.80	21,384.70	20,243.36	20,788.13	14,048.02	17,168.19	19,756.20	0.00	0.00	0.00	0.00	0.00	0.00	113,388.59
Gastos Administrativos	27,372.29	1,923.08	2,062.54	2,804.91	2,723.45	2,851.75	2,429.67	0.00	0.00	0.00	0.00	0.00	0.00	14,795.40
Gastos Generales	8,032.14	573.49	692.91	528.17	540.31	641.54	470.98	0.00	0.00	0.00	0.00	0.00	0.00	3,447.39
Gastos de Depreciación	2,017.54	205.03	185.55	185.62	185.80	185.09	183.64	0.00	0.00	0.00	0.00	0.00	0.00	1,130.73
Otros Gastos	239,844.83	18,683.11	17,302.36	17,269.43	10,598.45	13,489.81	16,671.91	0.00	0.00	0.00	0.00	0.00	0.00	94,015.07
Utilidad antes de Provisiones	121,124.89	9,624.64	9,647.27	9,292.56	8,170.23	9,212.86	5,809.88	0.00	0.00	0.00	0.00	0.00	0.00	51,757.43
Provisiones por Cuentas Malas	33,544.30	157.21	144.41	3,817.41	135.71	2,030.28	2,164.93	0.00	0.00	0.00	0.00	0.00	0.00	8,449.96
Utilidad del Periodo	87,580.59	9,467.43	9,502.85	5,475.15	8,034.51	7,182.58	3,644.94	0.00	0.00	0.00	0.00	0.00	0.00	43,307.47

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).